Designated Filer: FEINBERG LARRY N
Issuer & Ticket Symbol: Biolase, Inc. [BIOL]
Date of Event Requiring Statement: December 4, 2017

Explanation of Responses:
(1)
Oracle Partners, L.P. (“Partners”) owns 20,925,235 shares of Common Stock.  Oracle Institutional Partners, L.P. (“Institutional Partners”) owns 3,328,706 shares of Common Stock.  Oracle Ten Fund Master, L.P. (“Ten Fund”) owns 6,320,899 shares of Common Stock.  In addition, Oracle Investment Management, Inc. Employees’ Retirement Plan (“Retirement”) owns 239,425 shares of Common Stock and Feinberg Family Foundation (“Foundation”) owns 52,000 shares of Common Stock.

Larry N. Feinberg serves as the managing member of Oracle Associates, LLC, the general partner of Partners, Institutional Partners and Ten Fund, and accordingly, may be deemed to be the indirect beneficial owner of the shares beneficially owned by Partners, Institutional Partners and Ten Fund. Mr. Feinberg is the sole shareholder, director and president of Oracle Investment Management, Inc., which serves as investment manager to Partners, Institutional Partners, Ten Fund and Retirement, and accordingly, may be deemed to be the beneficial owner of the shares beneficially owned by Partners, Institutional Partners, Ten Fund and Retirement. Mr. Feinberg serves as the Trustee of the Foundation, and accordingly, may be deemed the beneficial owner of the shares beneficially owned by the Foundation.  Mr. Feinberg disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.